Exhibit 3.2

                                                       CERTIFICATE OF AMENDMENT
                                                                               OF
                                                  CERTIFICATE OF INCORPORATION
                                                                              OF
                                                         NEUROGEN CORPORATION

Neurogen Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the corporation adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the corporation:

RESOLVED, that Article Fourth of the Certificate of Incorporation of Neurogen
Corporation be amended to read as follows:

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is fifty-two million (52,000,000) shares, consisting of fifty million (50,000.000) shares of Common Stock having a par value of two and one-half cents ($0.025) per share and two million (2,000,000) shares of
Preferred Stock having a par value of two and one-half cents ($0.025) per share.

SECOND: That thereafter, pursuant lo an affirmative vote of at least a majority of the shareholders of the Corporation at its annual meeting, the shareholders of the Corporation consented to the amendment.

THIRD: That this amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporations Law of the State of Delaware

IN WITNESS WEREOF, the Corporation has caused this certificate to be signed by its authorized officer, this 5th day of August, 2003.

NEUROGEN CORPORATION

By:	/s/ Steve Davis
	Name:	Steve Davis
	Title:	EVP & CBO

ATTEST:

By:	/s/ Seth Fidel
Assistant Secretary

CORPORATE SEAL